EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
In thousands, except share data	2017	2016	2015	2014	2013
Fixed Charges, as defined:
Interest on Long-Term Debt	$36,809	$34,508	$37,918	$40,066	$40,825
Other Interest	2,274	3,404	3,173	2,718	2,709
Amortization of Debt Discount and Expense	2,017	1,671	1,760	1,963	1,877
Capitalized Interest	2,598	—	—	—	—
Interest Portion of Rentals	2,574	2,048	1,976	2,302	1,910
Total Fixed Charges, as defined	46,272	41,631	44,827	47,049	47,321
Earnings, as defined:
Net Income (Loss)	(55,623)	58,895	53,703	58,692	60,538
Taxes on Income	(30,757)	40,714	35,753	41,643	41,705
Fixed Charges, as above	46,272	41,631	44,827	47,049	47,321
Total Earnings (Losses), as defined	$(40,108)	$141,240	$134,283	$147,384	$149,564
Ratios of Earnings to Fixed Charges	*	3.39	3.00	3.13	3.16

* In 2017, earnings were insufficient to cover fixed charges by approximately $86.4 million primarily due to the impairment of long-lived assets at the Gill Ranch Facility.